SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 28, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 28, 2006

TAM reelects its Board of Directors

São Paulo, April 28, 2006 – TAM S.A. (Bovespa: TAMM4, NYSE: TAM), Brazil’s largest airline company, reelected the members of its Board of Directors at the Annual General Meeting (AGO) held at TAM headquarters today. Noemy Almeida Oliveira Amaro was reelected as the Chairwoman of the Board of Directors and Maria Claudia Oliveira Amaro was reelected Chairwoman. The other board members are: Maurício Rolim Amaro, Luiz Antonio Correa Nunes Viana Oliveira, Henri Philippe Reichstul, Waldemar Verdi Júnior, Roger Ian Wright and Adalberto de Moraes Schettert. All of them will represent the Company for a one-year term of office ending April 30, 2007.

The same meeting approved the establishment of the Company´s Fiscal Council and elected Antonio Fernando Siqueira Rodrigues, Edvaldo Massao Murakami, Nilton Maia Sampaio, Luiz Alberto de Castro Falleiros and Lívia Xavier de Mello as its effective members.

At an Extraordinary General Meeting (AGE) held on the same date, an amendment to TAM’s Bylaws was approved, which was necessary for the Company to comply with São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance Practices - Level 2, a classification that requires a comprehensive set of corporate governance practices and extended minority shareholders’ rights.

The financial statements for the year ended December 31, 2005, the income allocation and distribution of dividends were also approved without reservation by the Boards at the AGO.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (choose Investor Relations)

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for more than two years, and had a 44.2% market share at the end of March 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.